UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT
TO SECTION 15(d) OF THE
SECURITIES EXCHANGE
ACT OF 1934
(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2023,
or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _____ to _____
Commission file number 0-16125

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
FASTENAL COMPANY & SUBSIDIARIES 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
FASTENAL COMPANY
2001 Theurer Boulevard
Winona, Minnesota 55987

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2023	3
Notes to Financial Statements as of December 31, 2023 and 2022, and for the year ended December 31, 2023	4
Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023	10
Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
Signatures
Exhibit
23 Consent of Independent Registered Public Accounting Firm

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Financial Statements and Supplemental Schedule
December 31, 2023 and 2022
(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP
We have served as the Plan's auditor since 1998.
Des Moines, Iowa
June 6, 2024

FASTENAL COMPANY & SUBSIDIARIES 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

	2023	2022
Assets:
Investments at fair value:
Mutual funds	$354,394,690	279,219,515
Fastenal Company common stock	263,459,287	201,993,478
Stable value fund	22,353,477	16,109,790
Common collective trust funds	257,326,913	192,621,508
Total investments at fair value	897,534,367	689,944,291
Receivables:
Employer contribution	21,858,051	20,890,787
Participant contributions	3,459	3,436
Total receivables	21,861,510	20,894,223
Total assets	919,395,877	710,838,514
Liabilities:
Excess contributions payable	1,064	2,468
Net assets available for benefits	$919,394,813	710,836,046
See accompanying Notes to Financial Statements.

FASTENAL COMPANY & SUBSIDIARIES 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2023

Additions:
Contributions:
Participant	$56,067,862
Rollover	1,632,594
Employer matching	21,858,051
Total contributions	79,558,507
Investment income:
Dividends	18,862,285
Net appreciation in fair value of investments	156,811,261
Net investment income	175,673,546
Total additions	255,232,053
Deductions:
Benefits paid to participants	(45,906,229)
Administrative expenses	(767,057)
Total deductions	(46,673,286)
Increase in net assets	208,558,767
Net assets available for benefits:
Beginning of year	710,836,046
End of year	$919,394,813
See accompanying Notes to Financial Statements.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
As of December 31, 2023 and 2022, and for the year ended December 31, 2023
(1)    Description of the Plan
The following description of the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan (the Plan), which is sponsored by Fastenal (collectively referred to as 'Fastenal' or by terms such as 'we', 'our', or 'us') and its Participating Affiliates, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan covering all full-time and part-time U.S. employees of Fastenal & Subsidiaries. Employees are eligible to participate in the Plan beginning on the first of the month on or after completing 60 days of service and attaining the age of 18. Merrill Lynch, a division of Bank of America, N.A., serves as the trustee and recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Under the Plan, the 401(k) Plan Committee is responsible for administration, management, and control of the assets of the Plan (including the designation of investment funds).
Our common stock is available through the portion of the Plan that is classified as an Employee Stock Ownership Plan (ESOP). The Plan is intended, in part, as a voluntary stock ownership vehicle for those participants who wish to use the Plan for that purpose. The Plan offers participants a voluntary dividend pass-through option to have dividends paid in cash, which would otherwise be automatically reinvested. Any dividends paid by us on stock held by the Plan are deductible to Fastenal for federal income tax purposes.
On December 19, 2022, Fastenal adopted an amendment to reflect the temporary changes made to the Plan in 2020 in response to the Coronavirus Aid, Relief, and Economic Security Act of 2020 (the CARES Act), including allowing coronavirus-related distributions and the 2020 waiver of the required minimum distributions. In addition, the amendment also reflects certain mandatory changes to the required minimum distribution rules in response to the Setting Every Community Up for Retirement Enhancement Act of 2019 (SECURE Act). Other changes to the required minimum distribution rules under the SECURE Act will be adopted at a later date in accordance with applicable law and IRS guidance.
Contributions
Contributions to the Plan include (i) salary deferral contributions authorized by participants, (ii) participant rollover contributions from another plan, and (iii) discretionary matching contributions made by Fastenal.
Participants' contributions are recorded in the period that the participants' payroll deductions are made and are 100% vested at all times. Salary deferral contributions include pre-tax deferrals and Roth 401(k) deferrals. The Plan includes an automatic enrollment provision for newly hired and rehired employees meeting eligibility requirements, unless they affirmatively elect not to participate in the Plan. Participants are automatically enrolled with a 5% pre-tax deferral and contributions are invested in an age-based target retirement investment option. Alternatively, participants may contribute an amount not less than 1% or more than 100% of their eligible compensation. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Changes in contributions are allowed based on the provisions of the Plan.
The Plan allows for rollover contributions to be made to the Plan by eligible participants. These rollover contributions are eligible distributions from other tax-qualified plans or individual retirement accounts that participants elect to have invested in the Plan either by a direct rollover to the Plan or by a distribution followed by a contribution within 60 days of receipt.
The Plan's discretionary employer matching contributions are 100% vested when made. For the year ended December 31, 2023, we accrued for a discretionary matching contribution of $21,858,051 to the Plan. This amount was paid to the Plan subsequent to December 31, 2023.
Contributions are subject to certain Internal Revenue Code (IRC) limitations. Highly compensated employees may be limited to lower contribution percentages in order for the Plan to satisfy the nondiscrimination tests of the IRC.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
As of December 31, 2023 and 2022, and for the year ended December 31, 2023
Participant Accounts and Allocation of Income and Loss
Individual accounts are maintained for each participant of the Plan. Each participant's account is credited with the participant's contributions, employer contributions, and allocations of Plan earnings (losses) as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investment Options
Participants direct elective contributions and employer matching contributions into a variety of fund options and Fastenal common stock. Changes to contribution allocations may be made by participants on a daily basis. Exchanges between investment options may also be made by participants on a daily basis; however, exchanges involving Fastenal common stock are subject to our Confidentiality and Securities Trading policy. Participants may elect to invest no more than 25% of the value of each incoming Plan contribution into our common stock. Subsequent participant-directed investment fund transfers into Fastenal common stock are not subject to this limit.
Payment of Benefits
On termination of employment with Fastenal and its subsidiaries (including termination of service due to death or retirement), a participant may generally elect to receive distribution equal to the value of the participant's account balance by a single lump-sum payment, two or more partial distributions (not to exceed four partial distributions during a plan year), or under installment payments paid monthly, quarterly, semi-annually or annually over a period that does not exceed applicable life expectancies.
Participants are also eligible to make in-service withdrawals from their account balance upon occurrence of certain events. In-service withdrawals are permitted if a participant is still employed and has reached age 59 1/2, has been called to active military service for more than thirty days, or has completed a rollover of funds into the Plan. Participants are also eligible to make hardship withdrawals in the event of certain financial hardships. In-service withdrawals are not eligible for installment payments. To the extent an account is invested in Fastenal common stock, a withdrawal or distribution can be in the form of Fastenal common stock or cash. However, any hardship distribution will be made in the form of cash.
Forfeitures
Forfeitures are transferred to a forfeiture account, which is maintained for the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account may be used to reduce matching contributions to the Plan or pay other miscellaneous plan expenses, as directed by Fastenal. Total forfeitures used in 2023 were $64,588.
Administrative Expenses
Fees associated with the fund options, such as investment management fees, are generally deducted from the investment fund, reducing the net returns of the investment fund. Recordkeeping, trustee/custodial services, and other administrative costs are paid quarterly using any applicable investment-related revenue, and any remaining amounts are paid by participants quarterly on a per capita basis. Fastenal pays for investment advisory services, audit fees, and adhoc administrative services.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of Fastenal common stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised.
Fastenal will vote shares for which no directions have been timely received in proportion to the vote cast by participants who have responded timely.
Plan Termination
Although it has not expressed any intention to do so, we have the right under the Plan to discontinue our contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
As of December 31, 2023 and 2022, and for the year ended December 31, 2023
(2)    Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting and in accordance with U.S. generally accepted accounting principles (U.S. GAAP).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risk and Uncertainties
The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.
At both December 31, 2023 and 2022, approximately 29% of the Plan's total investments were invested in our common stock. The underlying value of our common stock is entirely dependent upon the performance of Fastenal and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of our common stock in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is the sales price of an asset in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.
Purchases and sales of investments are reflected on a trade-date basis. Net appreciation (depreciation) in the fair value of investments includes gains and losses on investments bought and sold, as well as held during the year. Dividend income is recorded on the ex-dividend date. Accrued investment income is reflected in the investment balance.
Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $707,711 and $87,866 at December 31, 2023 and 2022, respectively.
Excess Contributions Payable
The Plan is required to return contributions received during the Plan year in excess of the IRC limits. These amounts have been recorded as liabilities on the statements of net assets available for benefits.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
As of December 31, 2023 and 2022, and for the year ended December 31, 2023
(3)    Fair Value Measurements
Under Accounting Standards Codification (ASC) 820 Fair Value Measurements and Disclosures, various inputs are used in determining the fair value of the Plan's investments. These inputs are summarized in a hierarchy that segregates fair value measurements into three levels (Levels 1, 2, and 3), determined by the nature of input as follows:
•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value.
•Level 2 – Other significant observable inputs, including quoted prices for similar securities in active markets, quoted prices for identical securities in markets that are not active, and other market-corroborated inputs.
•Level 3 – Significant unobservable inputs, including the Plan's own assumptions in determining the fair value of investments, based on the best information available in the circumstances.
The level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation levels are not necessarily an indication of the risk associated with investing in those securities.
The following is a description of the valuation methodologies used for assets held and carried at fair value:
•Mutual funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Mutual funds also include interest-bearing cash and money market funds.
•Common stock – Valued daily based on quoted prices from national exchanges.
•Stable value fund - The stable value fund has the characteristics of a structure similar to a mutual fund, therefore, as clarified by Accounting Standards Update (ASU) 2015-10, Technical Corrections and Improvements, its value is considered readily determinable. As such, the fair value of the stable value fund, based on the published net asset value and the resulting daily transactions of the fund, is reflected in the fair value hierarchy as a Level 1 investment.
•Common collective trust funds - Common collective trust funds have the characteristics of a structure similar to a mutual fund and are valued based on the readily determinable quoted market price that each fund publishes at the end of each day. While the underlying assets in a common collective trust fund are actively traded on an exchange, the funds themselves are not, and therefore, are classified as Level 2 assets in the fair value hierarchy.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.
The following tables present the level within the fair value hierarchy at which the investments are measured on a recurring basis as of December 31, 2023 and 2022:

	Fair value at December 31, 2023
	Level 1	Level 2	Level 3	Total
Mutual funds	$354,394,690	—	—	354,394,690
Fastenal Company common stock	263,459,287	—	—	263,459,287
Stable value fund	22,353,477	—	—	22,353,477
Common collective trust funds	—	257,326,913	—	257,326,913
Total investments at fair value	$640,207,454	257,326,913	—	897,534,367

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
As of December 31, 2023 and 2022, and for the year ended December 31, 2023

	Fair value at December 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual funds	$279,219,515	—	—	279,219,515
Fastenal Company common stock	201,993,478	—	—	201,993,478
Stable value fund	16,109,790	—	—	16,109,790
Common collective trust funds	—	192,621,508	—	192,621,508
Total investments at fair value	$497,322,783	192,621,508	—	689,944,291
For the years ended December 31, 2023 and 2022, the Plan did not have any transfers between Levels 1, 2, and 3.
(4)    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2023	2022
Net assets available for benefits per the financial statements	$919,394,813	710,836,046
Excess contributions payable	1,064	2,468
Net assets available for benefits per the Form 5500	$919,395,877	710,838,514
The following is a reconciliation of contributions and investment loss and total deductions per the financial statements for the year ended December 31, 2023 to the Form 5500:

Total additions per the financial statements	$255,232,053
2023 excess contributions payable	1,064
Total income per the Form 5500	$255,233,117

Total deductions per the financial statements	$(46,673,286)
2022 excess contributions payable	(2,468)
Total expenses per the Form 5500	$(46,675,754)
(5)    Tax Status
The Plan has received a determination letter from the IRS dated August 29, 2017, stating that the Plan is qualified under Section 401(a) of the IRC, and exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Therefore, no provision for income taxes has been included in the Plan's financial statements.
U.S. GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability, or asset, if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
As of December 31, 2023 and 2022, and for the year ended December 31, 2023
(6)    Exempt Party-in-Interest Transactions
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including Fastenal. Certain Plan investments are shares of our common stock and we are the Plan sponsor. Therefore, these transactions qualify as exempt party-in-interest transactions.
At December 31, 2023 and 2022, the Plan held 4,067,613 and 4,268,670 shares, respectively, of common stock of Fastenal. During the year ended December 31, 2023, the Plan made purchases of $37,377,549 and sales of $49,419,717 of our stock. During the year ended December 31, 2023, the Plan recorded dividend income of $7,046,705, net of pass-through dividends from our common stock.
(7)    Subsequent Events
No subsequent events were identified through June 6, 2024, the date these financial statements were issued.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2023

Issuer and Description		Face Amount or Number of Shares/Units	Current Value
*	Fastenal Company common stock	4,067,613	$263,459,287
	Invesco Stable Value Retirement Fund	22,353,477	22,353,477
	American Funds Capital World Growth and Income Fund	861,116	51,753,058
	American Funds EuroPacific Growth Fund	543,254	29,715,997
	Carillon Eagle Mid Cap Growth Fund	203,853	15,849,580
	John Hancock Disciplined Value Mid Cap Fund	1,941,461	53,118,377
	Metropolitan West Total Return Bond Fund	1,311,758	11,307,355
	T. Rowe Price International Discovery Fund	88,719	5,603,514
	T. Rowe Price Small-Cap Stock Fund	218,251	12,665,113
	Vanguard Federal Money Market Fund	14,089,134	14,089,134
	Fidelity US Bond Index Fund	1,336,856	13,943,403
	Fidelity Mid Cap Index Fund	369,355	11,062,186
	Fidelity Small Cap Index Fund	504,084	12,622,270
	Fidelity 500 Index Fund	736,118	121,820,202
	Vanguard Fiduciary Trust Company Target Retirement 2020 Trust II	82,047	3,569,852
	Vanguard Fiduciary Trust Company Target Retirement 2025 Trust II	252,452	11,398,214
	Vanguard Fiduciary Trust Company Target Retirement 2030 Trust II	457,591	21,126,963
	Vanguard Fiduciary Trust Company Target Retirement 2035 Trust II	549,625	26,557,890
	Vanguard Fiduciary Trust Company Target Retirement 2040 Trust II	584,637	29,986,057
	Vanguard Fiduciary Trust Company Target Retirement 2045 Trust II	841,276	44,646,539
	Vanguard Fiduciary Trust Company Target Retirement 2050 Trust II	784,617	42,165,326
	Vanguard Fiduciary Trust Company Target Retirement 2055 Trust II	449,028	32,321,026
	Vanguard Fiduciary Trust Company Target Retirement 2060 Trust II	524,046	29,771,079
	Vanguard Fiduciary Trust Company Target Retirement 2065 Trust II	399,810	13,989,358
	Vanguard Fiduciary Trust Company Target Retirement Income Trust II	42,516	1,794,609
	Blackrock Liquidity Fund FedFund	695,911	695,911
	Pending settlement fund		148,590
			$897,534,367

*	Denotes a party-in-interest.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:    June 6, 2024

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

By Fastenal Company, Plan Administrator

By	/s/ Sheryl A. Lisowski
Sheryl A. Lisowski, Executive Vice President - Chief Accounting Officer and Treasurer